Mail Stop 3561

February 26, 2008

<u>By Facsimile and U.S. Mail</u>

Victor Zhou
Chief Executive Officer
The Hartcourt Companies, Inc.
Room 1405, China Enterprise Tower Complex
No. 2, Hua Shan Road
Shanghai, China 200040

       Re: **The Hartcourt Companies, Inc.**
                 Form 10-K for Fiscal Year Ended May 31, 2007
                 Filed September 13, 2007
                 File No. 001-12671
                 Form 10-Q for the Quarterly Period Ended November 30, 2007
                 Filed January 11, 2008
                 File No. 001-12671

Dear Mr. Zhou:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests added disclosures or other revisions to be made please show us in your supplemental response what the revisions will look like. These revisions should be included in future interim and annual filings, as applicable. If you determine a revision to your financial statements is warranted please also incorporate these disclosures in your amended filing, as applicable.

Form 10-K for the Fiscal Year Ended November 30, 2008
MD&A, page 20

2. Please revise the portion of MD&A that discusses operating results to cover the following periods in accordance with Item 303(a) and Item 303(b) of Regulation S-K:

- Year ended May 31, 2007 compared to the year ended May 31, 2006;

- Year ended May 31, 2006 compared to the year ended December 31, 2004;

- Five months ended May 31, 2005 compared to the five months ended May 31, 2004.

Results of Operations, page 24

3. We note your references to your IT business here and throughout the filing as well as the fact that no revenues were generated in fiscal year 2007, 2006 and the five months ended May 31, 2005. Please revise your disclosure to clarify what activities and assets constituted the IT business. Also please explain what constitutes the "Samsung business" referred to on page 27. If you have a contract with Samsung, please disclose the terms.

Liquidity and Capital Resources, page 27

4. Please revise here and in the notes to your financial statements to prominently disclose your plans to overcome your financial difficulties. Provide a reasonably detailed discussion pertaining to your ability or inability to generate sufficient cash to support your operations for the next twelve months and the minimum amount necessary to remove the threat to continuation in business as a going concern. See FRC 607.02.

Item 8. Financial Statements and Supplementary Data, page 30

5. Please revise to provide audited statements of income, stockholders' equity and cash flows for each of the three fiscal years preceding the date of the most recent audited

balance sheet filed as required by Rule 3-02 of Regulation S-X. In the transition report on Form 10-K and two subsequent Form 10-K filings, four periods should be presented to comply with the requirement including three full fiscal years and the transition period if you elect to present income statement data for the comparable period of the year prior to the transition period in a footnote. If you elect to present full financial statements for the comparable period of the year prior to the transition period, the statements will present five periods. Please revise to include statements of income, stockholders' equity and cash flows for the following periods:

- Year ended May 31, 2007 (audited);

- Year ended May 31, 2006 (audited);

- Five months ended May 31, 2005 (audited);

- Five months ended May 31, 2004 (unaudited) (Note - in lieu of unaudited financial statements, the registrant may provide unaudited data in a note);

- Year ended December 31, 2004 (audited).

Report of Independent Registered Public Accounting Firm, page 30

6. The report references Note 2 for a discussion of management's plan and the going concern. Note 2 beginning on page 37 sets forth a summary of your significant accounting policies. Please revise. We note the discussion of the going concern in Note 5.

Consolidated Balance Sheets, page 31

7. You disclose Radvision terminated its distribution agreement on January 1, 2006 and revenue for the IT distribution business was derived almost entirely from the Radvision agreement. We refer you paragraphs 1 and 2 on page 7. Please tell us how management determined that impairment of the long-lived assets and goodwill of Huaqing Shanghai and Shanghai Control Tech did not occur on this date. Specifically include in your explanation your consideration this is a significant adverse change that occurred from contract cancellation that altered your expected use and limited life of these assets and ultimately contributed to your strategic decision to exit IT distribution business.

8. To the extent your response to the above comment still concludes impairment did not exist as of January 1, 2006, please tell us how management determined that both disposal groups were measured at the lower of their carrying amounts or fair values less costs to sell at the date you classified the groups as held for sale. If fair values exceeded carrying amounts tell us in specific detail how you determined the fair

values. If cash flow projections served as an estimate for fair value, tell us if cash flow estimates were negative. We note there were losses on discontinued operations that you recorded provisions for the loss on disposals and there was no foreseeable chance that you could distribute Samsung products in the future. If you used an alternative fair valuation technique please tell us why this is the best information available. Please provide a detailed analysis for each disposal group to support your explanation and reference U.S. GAAP to support your conclusions.

9. Please tell us how you comply with the requirement to separately disclose material minority interests. See Rules 5-02.27 and 5-03.12 of Regulation S-X. Specifically tell us the amount of minority interests for Huaqing Shanghai and Shanghai Control Tech at each balance sheet date and how the interests were impacted by earnings and losses for the periods presented. See paragraph 15 of ARB 51. Please also include how minority interests were accounted for in the subsequent disposals.

10. We note there is no removal of cumulative translation adjustment (CTA) from other comprehensive loss on the sale of either disposal group. Tell us whether the CTA attributable to each disposal group was removed from other comprehensive loss and included in the loss on sales. See paragraph 3 of EITF 01-5 and paragraph 1 of FIN 37. If so, tell us the CTA amounts attributed to each foreign entity and your basis of allocation. If not, please tell us why.

11. Please revise to provide the disclosure required by paragraph 46 of SFAS No. 144. Disclose the gross amounts of the major classes of assets and liabilities classified as held for disposition as of each balance sheet date.

12. Please tell us the reason for the two million share difference between treasury stock, at cost, and common stock issued and not outstanding as of your balance sheet dates.

Consolidated Statements of Operations, page 32

13. Please explain your basis in U.S. GAAP for recording a provision for a loss on the disposal applicable to Huaqing Shanghai and Shanghai Control Tech. Specifically tell us what these provisions represent, why it is appropriate to recognize it in the periods presented and how the provisions comply with U.S. GAAP, especially paragraphs 37 and 43 of SFAS No. 144.

14. We also note discontinued operations presents a $1,827,990 provision for loss for Shanghai Control Tech in the 10-K filed on September 15, 2006. In the 10-K filed on September 13, 2007 the amount is recharacterized as a loss on disposal with no accompanying disclosure in the footnotes. Please tell us your basis in U.S. GAAP for the revised presentation.

Notes to the Consolidated Financial Statements, page 36

15. Please add the term accumulated to other comprehensive income to describe that component of equity in your balance sheets and statements of shareholders' equity.

Note 2 Summary of Significant Accounting Policies, page 37

16. Please revise to include a policy note that identifies the prior fiscal year, the transition period and the current fiscal year in filings which present non-comparable financial statements or data. See paragraph 13 of APB No. 22.

a) Basis of Consolidation, page 37

17. Please revise to include the principles used, in addition to your majority ownership, in determining the exclusion or inclusion of subsidiaries in the consolidated financial statements and identify the companies. See Rules 3A-02 and 3A-03 of Regulation S-X.

Note 9 Acquisition, page 48

18. Please tell us how you have complied with the disclosure requirements of paragraphs 13 of FIN 45 and 51.f of SFAS No. 141 with respect to your guarantee that common shares will trade at $0.50 per common share one year from the closing date of the China Princely purchase or revise your disclosure accordingly. We refer you to the last paragraph on page 6.

19. Please tell us the method used to estimate fair value for the reporting unit and the resulting comparison with China Princely's carrying value for your annual goodwill impairment test as of May 31, 2007. If you use a present value of estimated cash flows technique please tell us how estimated cash flows resulted in a fair value the exceeded carrying value in consideration of the entity's material recurring losses. If you use an alternative estimate for fair value please tell us why this is the best evidence of fair value and explain and support management's estimates and subjective considerations.

Note 13 Discontinued Operations, page 49

20. Please expand your disclosure to provide the amounts of revenue if any included in discontinued operations as required by paragraph 47 of SFAS No. 144. If no revenues were earned, please disclose that fact and revise MD&A as appropriate.

Note 17 Subsequent Events (Unaudited), page 52

21. We note your disclosure that in June 2007, the Company entered into memorandum of understandings to sell its 51% equity interest in Shanghai Huaqing and to acquire 100% equity interests in its two subsidiaries: Chongqing Zhengda Education Group and Chongqing Zhengda Hengling Co., Ltd.   It is not evident that your auditors' assumed responsibility for reviewing these transactions and events occurring after the balance sheet date through the date of their report on August 31, 2007 since the disclosure is labeled as unaudited. Please revise to remove "unaudited" or advise. See AU sec. 560, Subsequent Events and AU sec. 530, Dating of Independent Auditors' Report.

Item 15. Exhibits and Financial Statement Schedules

22. It appears net assets held by your consolidated subsidiaries may be restricted in light of the risk factors disclosed on pages 14 and 15 of your Form 10-K.   Please provide Schedule I pursuant to Rule 5-04 of Regulation S-X or advise us of how you determined the schedule is not required. In performing your analysis, please consider the collective impact of all restrictions within the scope of Rule 4-08(e)(3) of Regulation S-X as they relate to each consolidated subsidiary at the balance sheet date.

Signatures

23. In addition to your chief executive and financial officers, please revise to include signatures for a majority of your Board of Directors. See General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Quarterly Period Ended November 30, 2008
Consolidated Balance Sheets, page 3

24. Please revise to segregate assets held for disposition from other receivable.

<u>Consolidated Statement of Operations, page 4</u>

25. Please revise your presentation of discontinued operations to comply with paragraph 43 of SFAS 144. In addition, please expand the notes to the financial statements to provide the disclosures set forth in paragraph 47 of SFAS 144 including, but not limited to, the amount of revenue reported in discontinued operations.

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief